

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

January 20, 2011

Via Facsimile and U.S. Mail

Catherine C. Cownie, Esq.
Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309

> **Re: One Earth Energy, LLC**
> **Amendment No. 3 to Schedule 13E-3 filed January 19, 2011**
> **File No. 5-85779**

Dear Ms. Cownie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. We note the disclosure under Item 3 of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the offer to purchase document provided to security holders in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each item appears in the offer to purchase document and is incorporated by reference in the Schedule 13E-3.

Offer to Purchase

Schedule 1

<u>Security Ownershio of Certain Beneficial Owners, page 25</u>

2. We note your response to comment one in our letter dated January 14, 2011. Please also revise the beneficial ownership table.

<u>Securities Transactions, page 26</u>

3. If applicable, please include any information for FEI and its executive officers and directors. Refer to Item 1008(b) and Instruction 1 to Item 1008(b) of Regulation M-A.

<u>Certain Transactions, page 26</u>

4. If applicable, please describe any agreements between FEI and any other person involving the issuer's securities. Refer to Item 1005(e) and the Instructions to Item 1005(e) of Regulation M-A.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions